

Mail Stop 4628

July 25, 2017

Via E-mail
J. Kevin Vann
Chief Financial Officer
WPX Energy, Inc.
3500 One Williams Center
Tulsa, Oklahoma 74172

> **Re:** **WPX Energy, Inc.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2016**
> **Response Dated July 5, 2017**
> **File No. 1-35322**

Dear Mr. Vann:

We have reviewed your July 5, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 20, 2017 letter.

Form 10-K for Fiscal Year Ended December 31, 2016

Item 1. Business, page 3

Oil and Gas Production, Production Prices and Production Costs, page 12

1. We note from your response to prior comment 1 that you have only presented information for your continuing operations to provide a comparable view of the metrics that would be expected from activities going forward and is consistent with the overall discussion of your business and properties. However, Items 1204 and 1205 of Regulation S-K require disclosure of amounts reflecting <u>all</u> operations for the fiscal years reported. Revise your presentation to provide the required disclosures. In your expanded

disclosure, also provide an explanation similar to that included in your response discussing why you have presented additional amounts based on continuing operations.

Form 8-K dated May 3, 2017

Exhibit 99.1

2.   We have reviewed your response to our prior comment 2. Question 102.05 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations states non-GAAP performance measures should be reconciled to GAAP earnings per share. Please expand your revised presentation to provide a reconciliation of adjusted diluted loss per common share to income (loss) from continuing operations – diluted earnings per share.

        You may contact Diane Fritz, Staff Accountant, at (202) 551-3331 or Shannon Buskirk, Staff Accountant, at (202) 551-3717 with any questions.

                                                Sincerely,

                                                /s/ Ethan Horowitz

                                                Ethan Horowitz
                                                Branch Chief
                                                Office of Natural Resources